Exhibit 99.1

VNET Reports Unaudited Fourth Quarter and Full Year 2025 Financial Results

BEIJING, March 16, 2026 /PRNewswire/ -- VNET Group, Inc. (Nasdaq: VNET) (“VNET” or the “Company”), a leading carrier- and cloud-neutral internet data center services provider in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2025.

“We closed 2025 with strong full-year results, successfully achieving our 2025 delivery plan with a record 404MW delivered and exceeding guidance on both revenues and adjusted EBITDA,” said Josh Sheng Chen, Founder, Executive Chairperson and Interim Chief Executive Officer of VNET. “Our wholesale IDC business maintained exceptional momentum, driven by strong customer demand and our proven ability to scale capacity rapidly and efficiently. Our order momentum remained robust, with a total of 135MW of new wholesale orders secured in the fourth quarter of 2025. As a leading player, we remain focused on reinforcing our core strengths and developing our scalable and high-performance data centers to capture the accelerating AI-driven demand. Moving forward, we will further advance our Hyperscale 2.0 framework to achieve sustainable, high-quality growth and create long-term value for all stakeholders.”

Peter Zhihua Zhang, Senior Vice President, Operational Finance of VNET, commented, “In the fourth quarter of 2025, we continued to achieve high-quality growth amid strong AI-driven demand. Total net revenues increased 19.6% year-over-year to RMB2.69 billion, led by 47.1% year-over-year growth in wholesale revenues. Adjusted EBITDA increased 11.6% year-over-year to RMB805.1 million. For the full year, total net revenues increased 20.5% year-over-year to RMB9.95 billion, and adjusted EBITDA grew 22.6% to RMB2.98 billion, both exceeding our 2025 full year guidance. We remain committed to disciplined capital allocation, advancing capital recycling and other strategic initiatives to reinforce our financial foundation and support long-term sustainable growth. Looking ahead, we are confident in our strategic direction and well-positioned to leverage this strengthened foundation to deliver sustainable long-term value.”

Fourth Quarter 2025 Financial Highlights

•	Total net revenues increased by 19.6% to RMB2.69 billion (US$384.2 million) from RMB2.25 billion in the same period of 2024.

•	Net revenues from the IDC business[1] increased by 23.7% to RMB2.02 billion (US$288.3 million) from RMB1.63 billion in the same period of 2024.

•	Net revenues from the wholesale IDC business (“wholesale revenues”) increased by 47.1% to RMB978.1 million (US$139.9 million) from RMB665.2 million in the same period of 2024.

•	Net revenues from the retail IDC business (“retail revenues”) increased by 7.6% to RMB1.04 billion (US$148.5 million) compared with RMB964.8 million in the same period of 2024.

•	Net revenues from the non-IDC business[2] increased by 8.8% to RMB670.8 million (US$95.9 million) from RMB616.5 million in the same period of 2024.

•	Adjusted cash gross profit (non-GAAP) increased by 23.1% to RMB1.14 billion (US$162.7 million) from RMB923.9 million in the same period of 2024. Adjusted cash gross margin (non-GAAP) was 42.3%, compared with 41.1% in the same period of 2024.

•	Adjusted EBITDA (non-GAAP) increased by 11.6% to RMB805.1 million (US$115.1 million) from RMB721.3 million in the same period of 2024. Adjusted EBITDA margin (non-GAAP) was 30.0%, compared with 32.1% in the same period of 2024.

1 IDC business refers to managed hosting services, which consists of wholesale IDC business and retail IDC business. Such categorization is based on the nature and scale of our data center projects.

2 Non-IDC business consists of cloud services and VPN services.

Full Year 2025 Financial Highlights

•	Total net revenues increased by 20.5% to RMB9.95 billion (US$1.42 billion) from RMB8.26 billion in the full year of 2024.

•	Net revenues from the IDC business increased by 28.5% to RMB7.43 billion (US$1.06 billion) from RMB5.78 billion in the full year of 2024.

•	Wholesale revenues increased by 77.4% to RMB3.46 billion (US$494.9 million) from RMB1.95 billion in the full year of 2024.

•	Retail revenues increased by 3.5% to RMB3.96 billion (US$566.9 million) from RMB3.83 billion in the full year of 2024.

•	Net revenues from the non-IDC business increased by 1.8% to RMB2.52 billion (US$360.9 million) from RMB2.48 billion in the full year of 2024.

•	Adjusted cash gross profit (non-GAAP) increased by 26.4% to RMB4.22 billion (US$603.2 million) from RMB3.34 billion in the full year of 2024. Adjusted cash gross margin (non-GAAP) was 42.4%, compared with 40.4% in the full year of 2024.

•	Adjusted EBITDA (non-GAAP) increased by 22.6% to RMB2.98 billion (US$425.9 million) from RMB2.43 billion in the full year of 2024. Adjusted EBITDA margin (non-GAAP) was 29.9%, compared with 29.4% in the full year of 2024.

Fourth Quarter 2025 Operational Highlights

Wholesale IDC Business

•	Capacity in service was 889MW as of December 31, 2025, compared with 783MW as of September 30, 2025, and 486MW as of December 31, 2024. Capacity under construction was 452MW as of December 31, 2025.

•	Capacity utilized by customers reached 623MW as of December 31, 2025, compared with 582MW as of September 30, 2025, and 353MW as of December 31, 2024. The sequential increase during the fourth quarter of 2025 was 41MW, which was mainly contributed by the N-OR Campus 02A data center.

•	Utilization rate[3] of wholesale capacity was 70.1% as of December 31, 2025, compared with 74.3% as of September 30, 2025, and 72.6% as of December 31, 2024.

•	Utilization rate of mature wholesale capacity[4] was 93.1% as of December 31, 2025, compared with 94.7% as of September 30, 2025, and 95.6% as of December 31, 2024.

•	Utilization rate of ramp-up wholesale capacity[5] was 31.7% as of December 31, 2025, compared with 37.6% as of September 30, 2025, and 34.0% as of December 31, 2024.

•	Total capacity committed[6] was 848MW as of December 31, 2025, compared with 741MW as of September 30, 2025, and 479MW as of December 31, 2024.

•	Commitment rate[7] for capacity in service was 95.3% as of December 31, 2025, compared with 94.7% as of September 30, 2025, and 98.7% as of December 31, 2024.

•	Total capacity pre-committed[8] was 156MW and pre-commitment rate[9] for capacity under construction was 34.5% as of December 31, 2025.

3 Utilization rate is calculated by dividing capacity utilized by customers by capacity in service.

4 Mature wholesale capacity refers to wholesale data centers with utilization rate at or above 80%.

5 Ramp-up wholesale capacity refers to wholesale data centers with utilization rate below 80%.

6 Total capacity committed represents capacity committed to customers under effective agreements.

7 Commitment rate is calculated by dividing total capacity committed by total capacity in service.

8 Total capacity pre-committed is capacity under construction pre-committed to customers under effective agreements.

9 Pre-commitment rate is calculated by dividing total capacity pre-committed by total capacity under construction.

Retail IDC Business10

•	Capacity in service was 49,863 cabinets as of December 31, 2025, compared with 52,288 cabinets as of September 30, 2025, and 52,107 cabinets as of December 31, 2024. The decrease was primarily due to the deconsolidation of the target retail data center under the private REIT project issued in November 2025.

•	Capacity utilized by customers was 31,906 cabinets as of December 31, 2025, compared with 33,907 cabinets as of September 30, 2025, and 33,068 cabinets as of December 31, 2024.

•	Utilization rate of retail capacity was 64.0% as of December 31, 2025, compared with 64.8% as of September 30, 2025, and 63.5% as of December 31, 2024.

•	Utilization rate of mature retail capacity[11] was 68.5% as of December 31, 2025, compared with 69.2% as of September 30, 2025, and 68.9% as of December 31, 2024.

•	Utilization rate of ramp-up retail capacity[12] was 23.9% as of December 31, 2025, compared with 30.6% as of September 30, 2025, and 21.3% as of December 31, 2024.

•	Monthly recurring revenue (MRR) per retail cabinet was RMB9,420 in the fourth quarter of 2025, compared with RMB8,948 in the third quarter of 2025 and RMB8,794 in the fourth quarter of 2024.

Fourth Quarter 2025 Financial Results

TOTAL NET REVENUES: Total net revenues in the fourth quarter of 2025 were RMB2.69 billion (US$384.2 million), representing an increase of 19.6% from RMB2.25 billion in the same period of 2024. The year-over-year increase was mainly driven by the continued growth of our wholesale IDC business.

Net revenues from IDC business increased by 23.7% to RMB2.02 billion (US$288.3 million) from RMB1.63 billion in the same period of 2024. The year-over-year increase was mainly driven by an increase in wholesale revenues.

•	Wholesale revenues increased by 47.1% to RMB978.1 million (US$139.9 million) from RMB665.2 million in the same period of 2024.

•	Retail revenues increased by 7.6% to RMB1.04 billion (US$148.5 million) from RMB964.8 million in the same period of 2024.

Net revenues from non-IDC business increased by 8.8% to RMB670.8 million (US$95.9 million) from RMB616.5 million in the same period of 2024.

GROSS PROFIT: Gross profit in the fourth quarter of 2025 was RMB540.4 million (US$77.3 million), representing an increase of 7.0% from RMB504.9 million in the same period of 2024. Gross margin in the fourth quarter of 2025 was 20.1%, compared with 22.5% in the same period of 2024.

ADJUSTED CASH GROSS PROFIT (non-GAAP), which excludes depreciation and amortization, and share-based compensation expenses from gross profit, increased by 23.1% to RMB1.14 billion (US$162.7 million) in the fourth quarter from RMB923.9 million in the same period of 2024. Adjusted cash gross margin (non-GAAP) in the fourth quarter of 2025 was 42.3%, compared with 41.1% in the same period of 2024.

OPERATING EXPENSES: Total operating expenses in the fourth quarter of 2025 were RMB387.4 million (US$55.4 million), compared with RMB267.9 million in the same period of 2024.

Sales and marketing expenses were RMB73.6 million (US$10.5 million) in the fourth quarter of 2025, compared with RMB73.1 million in the same period of 2024.

10 For retail IDC business, since the first quarter of 2024, we have excluded a certain number of reserved cabinets from the capacity in service. Reserved cabinets include those with limited utilization, those scheduled for closure, or those planned for upgrades. As of December 31, 2024, September 30, 2025, and December 31, 2025, 3,766, 3,791 and 3,791 reserved cabinets, respectively, were excluded from retail IDC utilization rate calculations.

11 Mature retail capacity refers to retail data centers that came into service prior to the past 24 months.

12 Ramp-up retail capacity refers to retail data centers that entered service within the past 24 months, or mature retail data centers that underwent improvements within the past 24 months.

Research and development expenses were RMB78.7 million (US$11.2 million) in the fourth quarter of 2025, compared with RMB56.1 million in the same period of 2024.

General and administrative expenses were RMB218.9 million (US$31.3 million) in the fourth quarter of 2025, compared with RMB193.0 million in the same period of 2024.

ADJUSTED OPERATING EXPENSES (non-GAAP), which exclude share-based compensation expenses from operating expenses, were RMB380.2 million (US$54.4 million) in the fourth quarter of 2025, compared with RMB229.6 million in the same period of 2024. As a percentage of total net revenues, adjusted operating expenses (non-GAAP) in the fourth quarter of 2025 were 14.1%, compared with 10.2% in the same period of 2024.

ADJUSTED EBITDA (non-GAAP), which exclude depreciation and amortization, and share-based compensation expenses from operating profit, was RMB805.1 million (US$115.1 million) in the fourth quarter of 2025, representing an increase of 11.6% from RMB721.3 million in the same period of 2024. Adjusted EBITDA margin (non-GAAP) in the fourth quarter of 2025 was 30.0%, compared with 32.1% in the same period of 2024.

NET INCOME/LOSS ATTRIBUTABLE TO VNET GROUP, INC.: Net income attributable to VNET Group, Inc. in the fourth quarter of 2025 was RMB304.7 million (US$43.6 million), compared with a net loss attributable to VNET Group, Inc. of RMB11.1 million in the same period of 2024. The year-on-year change is mainly attributable to (i) RMB469.8 million gain on deconsolidation of a subsidiary and (ii) RMB287.4 million in fair value gains on financial instruments, partially offset by RMB388.9 million in income tax expenses in the fourth quarter of 2025.

EARNINGS/LOSS PER SHARE: Basic earnings per share and diluted loss per share in the fourth quarter of 2025 were RMB0.17 (US$0.02) and RMB0.001 (US$0.00), respectively, which represents the equivalent of RMB1.02 (US$0.12) and RMB0.01 (US$0.00) per American depositary share (“ADS”), respectively. Each ADS represents six Class A ordinary shares. Diluted earnings/loss per share is calculated using adjusted net profit/loss attributable to ordinary shareholders divided by the weighted average number of diluted shares outstanding.

LIQUIDITY: As of December 31, 2025, the aggregate amount of the Company’s cash and cash equivalents, restricted cash and short-term investments was RMB6.58 billion (US$941.1 million).

Total short-term debt, consisting of short-term bank borrowings and the current portion of long-term borrowings, was RMB3.23 billion (US$462.1 million). Total long-term debt was RMB16.72 billion (US$2.39 billion), comprised of long-term borrowings of RMB11.58 billion (US$1.66 billion) and convertible notes of RMB5.14 billion (US$734.8 million).

Net cash generated from operating activities in the fourth quarter of 2025 was RMB546.4 million (US$78.1 million), compared with RMB572.2 million in the same period of 2024. During the fourth quarter of 2025, the Company obtained new debt financing, refinancing facilities and other financings of RMB1.61 billion (US$230.8 million).

Full Year 2025 Financial Results

TOTAL NET REVENUES: Total net revenues in the full year of 2025 were RMB9.95 billion (US$1.42 billion), representing an increase of 20.5% from RMB8.26 billion in the full year of 2024.

Net revenues from IDC business increased by 28.5% to RMB7.43 billion (US$1.06 billion) from RMB5.78 billion in the full year of 2024.

•	Wholesale revenues increased by 77.4% to RMB3.46 billion (US$494.9 million) from RMB1.95 billion in the full year of 2024.

•	Retail revenues increased by 3.5% to RMB3.96 billion (US$566.9 million) from RMB3.83 billion in the full year of 2024.

Net revenues from non-IDC business increased by 1.8% to RMB2.52 billion (US$360.9 million) from RMB2.48 billion in the full year of 2024.

GROSS PROFIT: Gross profit in the full year of 2025 was RMB2.19 billion (US$313.5 million), representing an increase of 19.7% from RMB1.83 billion in the full year of 2024. Gross margin in the full year of 2025 was 22.0%, compared with 22.2% in the full year of 2024.

ADJUSTED CASH GROSS PROFIT (non-GAAP), which excludes depreciation and amortization, and share-based compensation expenses from gross profit, was RMB4.22 billion (US$603.2 million) in the full year of 2025, compared with RMB3.34 billion in the full year of 2024. Adjusted cash gross margin (non-GAAP) in the full year of 2025 was 42.4%, compared with 40.4% in the full year of 2024.

OPERATING EXPENSES: Total operating expenses in the full year of 2025 were RMB1.41 billion (US$201.9 million), compared with RMB1.16 billion in the full year of 2024.

Sales and marketing expenses were RMB279.2 million (US$39.9 million) in the full year of 2025, compared with RMB263.8 million in the full year of 2024.

Research and development expenses were RMB261.1 million (US$37.3 million) in the full year of 2025, compared with RMB246.6 million in the full year of 2024.

General and administrative expenses were RMB796.9 million (US$114.0 million) in the full year of 2025, compared with RMB659.0 million in the full year of 2024.

ADJUSTED OPERATING EXPENSES (non-GAAP), which exclude share-based compensation expenses from operating expenses, were RMB1.39 billion (US$198.4 million) in the full year of 2025, compared with RMB1.02 billion in the full year of 2024. As a percentage of total net revenues, adjusted operating expenses (non-GAAP) in the full year of 2025 were 13.9%, compared with 12.3% in the full year of 2024.

ADJUSTED EBITDA (non-GAAP) which exclude depreciation and amortization, and share-based compensation expenses from operating profit, was RMB2.98 billion (US$425.9 million) in the full year of 2025, representing an increase of 22.6% from RMB2.43 billion in the full year of 2024. Adjusted EBITDA margin (non-GAAP) was 29.9% in the full year of 2025, compared with 29.4% in the full year of 2024.

NET INCOME/LOSS ATTRIBUTABLE TO VNET GROUP, INC.: Net loss attributable to VNET Group, Inc. in the full year of 2025 was RMB251.8 million (US$36.0 million), compared with a net income attributable to VNET Group, Inc. of RMB183.2 million in the full year of 2024. The net loss in the full year of 2025 was primarily attributable to (i) income tax expenses of RMB557.5 million and (ii) a fair value loss on financial instruments of RMB314.3 million, partially offset by gain of RMB469.8 million on the deconsolidation of a subsidiary, while the net income in the full year of 2024 included a gain on debt extinguishment of RMB246.2 million.

LOSS PER SHARE: Basic and diluted loss per share in the full year of 2025 were both RMB0.16 (US$0.02), which is equivalent to RMB0.96 (US$0.12) per ADS. Each ADS represents six Class A ordinary shares. Diluted loss per share is calculated using adjusted net loss attributable to ordinary shareholders divided by the weighted average number of diluted shares outstanding.

LIQUIDITY: Net cash generated from operating activities in the full year of 2025 was RMB1.92 billion (US$274.3 million), compared with RMB2.01 billion in the full year of 2024. During the full year of 2025, the Company obtained new debt financing, refinancing facilities and other financings of RMB7.62 billion (US$1.09 billion).

Business Outlook

For the full year of 2026, the Company expects its total net revenues to be in the range of RMB11.5 billion to RMB11.8 billion, representing year-over-year growth of 15.6% to 18.6%, and adjusted EBITDA (non-GAAP) to be in the range of RMB3,550 million to RMB3,750 million, representing year-over-year growth of 19.2% to 25.9%. In addition, the Company expects capital expenditure to be in the range of RMB10 billion to RMB12 billion for the full year of 2026.

The forecast reflects the Company’s current and preliminary views on the market and its operational conditions and is subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on Monday, March 16, 2026, or 8:00 PM Beijing Time on Monday, March 16, 2026.

For participants who wish to join the call, please access the links provided below to complete the online registration process.

English line:

https://s1.c-conf.com/diamondpass/10053457-whqrjy.html

Chinese line (listen-only mode):

https://s1.c-conf.com/diamondpass/10053458-y6okj5.html

Participants can choose between the English and Chinese options for pre-registration above. Please note that the Chinese option will be in listen-only mode. Upon registration, each participant will receive an email containing details for the conference call, including dial-in numbers, a conference call passcode and a unique access PIN, which will be used to join the conference call.

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at http://ir.vnet.com.

A replay of the conference call will be accessible through March 24, 2026, by dialing the following numbers:

US/Canada:	1 855 883 1031
Mainland China:	400 1209 216
Hong Kong, China:	800 930 639
International:	+61 7 3107 6325
Reply PIN (English line):	10053457
Reply PIN (Chinese line):	10053458

Non-GAAP Disclosure

In evaluating its business, VNET considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission as a supplemental measure to review and assess its operating performance: adjusted cash gross profit, adjusted cash gross margin, adjusted operating expenses, adjusted EBITDA and adjusted EBITDA margin. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company’s calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.9931 to US$1.00, the noon buying rate in effect on December 31, 2025, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About VNET

VNET Group, Inc. is a leading carrier- and cloud-neutral internet data center services provider in China. VNET provides hosting and related services, including IDC services, cloud services, and business VPN services to improve the reliability, security, and speed of its customers’ internet infrastructure. Customers may locate their servers and equipment in VNET’s data centers and connect to China’s internet backbone. VNET operates in more than 30 cities throughout China, servicing a diversified and loyal base of over 7,000 hosting and related enterprise customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "target," "believes," "estimates" and similar statements. Among other things, quotations from management in this announcement as well as VNET's strategic and operational plans contain forward-looking statements. VNET may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about VNET's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: VNET's goals and strategies; VNET's liquidity conditions; VNET's expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, VNET's services; VNET's expectations regarding keeping and strengthening its relationships with customers; VNET's plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where VNET provides solutions and services. Further information regarding these and other risks is included in VNET's reports filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and VNET undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

Xinyuan Liu

Tel: +86 10 8456 2121

Email: ir@vnet.com

VNET GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2024	December 31, 2025
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	1,492,436	5,523,571	789,860
Restricted cash	545,795	656,010	93,808
Short-term Investments	-	379,198	54,225
Accounts and notes receivable, net	1,655,984	2,222,106	317,757
Amounts due from related parties	336,360	429,411	61,405
Prepaid expenses and other current assets	2,789,573	2,241,570	320,542
Total current assets	6,820,148	11,451,866	1,637,597

Non-current assets:
Restricted cash	42,842	22,104	3,161
Long-term investments, net	794,688	1,062,660	151,958
Property and equipment, net	17,216,635	22,775,579	3,256,864
Intangible assets,net	1,403,787	2,004,710	286,670
Land use rights, net	766,213	867,765	124,089
Operating lease right-of-use assets, net	4,618,212	4,871,341	696,592
Deferred tax assets, net	306,623	251,572	35,974
Derivative financial instrument	6,768	11,185	1,599
Other non-current assets	381,126	1,275,380	182,377
Total non-current assets	25,536,894	33,142,296	4,739,284
Total assets	32,357,042	44,594,162	6,376,881

Liabilities and Shareholders' Equity
Current liabilities:
Short-term bank borrowings	589,000	1,172,561	167,674
Current portion of long-term borrowings	1,420,190	2,059,154	294,455
Current portion of finance lease liabilities	208,299	357,995	51,193
Current portion of operating lease liabilities	899,818	962,275	137,603
Accounts and notes payable	709,260	741,878	106,087
Amounts due to related parties	355,679	415,889	59,471
Income taxes payable	69,569	154,343	22,071
Advances from customers	1,378,806	933,920	133,549
Deferred revenue	87,830	138,671	19,830
Current portion of deferred government grants	6,727	51,062	7,302
Accrued expenses and other payables	3,618,237	5,459,465	780,693
Total current liabilities	9,343,415	12,447,213	1,779,928

Non-current liabilities:
Long-term borrowings	7,767,390	11,579,664	1,655,870
Convertible notes	1,897,738	5,138,664	734,819
Non-current portion of finance lease liabilities	1,532,309	1,643,713	235,048
Non-current portion of operating lease liabilities	3,779,293	4,001,047	572,142
Unrecognized tax benefits	107,850	118,734	16,979
Deferred tax liabilities	734,404	840,387	120,174
Deferred government grants	273,824	260,268	37,218
Total non-current liabilities	16,092,808	23,582,477	3,372,250

Mezzanine equity:
Redeemable non-controlling interests	-	1,711,591	244,754
Total mezzanine equity	-	1,711,591	244,754

Shareholders' equity
Ordinary shares	112	112	16
Treasury stock	(161,892)	(179,087)	(25,609)
Additional paid-in capital	17,298,692	17,360,323	2,482,493
Statutory reserves	107,380	116,316	16,633
Accumulated other comprehensive (loss) income	(18,504)	46,375	6,632
Accumulated deficit	(10,859,888)	(11,125,595)	(1,590,939)
Total VNET Group, Inc. shareholders’ equity	6,365,900	6,218,444	889,226
Noncontrolling interest	554,919	634,437	90,723
Total shareholders' equity	6,920,819	6,852,881	979,949
Total liabilities，mezzanine equity and shareholders' equity	32,357,042	44,594,162	6,376,881

 VNET GROUP, INC.

 CONSOLIDATED STATEMENTS OF OPERATIONS

 (Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended				Twelve months ended
	December 31, 2024	September 30, 2025	December 31, 2025		December 31, 2024	December 31, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues	2,246,389	2,581,747	2,687,089	384,249	8,259,069	9,949,261	1,422,725
Cost of revenues	(1,741,533)	(2,042,718)	(2,146,705)	(306,975)	(6,426,914)	(7,756,772)	(1,109,204)
Gross profit	504,856	539,029	540,384	77,274	1,832,155	2,192,489	313,521

Operating income (expenses)
Operating income	98,869	12,767	14,670	2,098	114,585	27,755	3,969
Sales and marketing expenses	(73,088)	(71,328)	(73,564)	(10,520)	(263,756)	(279,201)	(39,925)
Research and development expenses	(56,098)	(71,295)	(78,665)	(11,249)	(246,612)	(261,133)	(37,342)
General and administrative expenses	(192,954)	(185,765)	(218,853)	(31,296)	(659,030)	(796,861)	(113,950)
Allowance for doubtful debt	(44,590)	(17,664)	(30,965)	(4,428)	(107,899)	(102,749)	(14,693)
Total operating expenses	(267,861)	(333,285)	(387,377)	(55,395)	(1,162,712)	(1,412,189)	(201,941)

Operating profit	236,995	205,744	153,007	21,879	669,443	780,300	111,580
Interest income	6,162	8,724	5,014	717	27,958	37,358	5,342
Interest expense	(77,125)	(151,017)	(189,447)	(27,091)	(400,975)	(598,625)	(85,602)
Other income	1,855	7,355	41,176	5,888	52,728	55,576	7,949
Other expenses	(10,185)	(5,525)	(4,971)	(711)	(27,290)	(18,433)	(2,636)
Changes in the fair value of financial instruments	(71,575)	(337,216)	287,384	41,095	(74,112)	(314,332)	(44,949)
Gain on debt extinguishment	-	-	-	-	246,175	-	-
Gain on deconsolidation of a subsidiary	-	-	469,838	67,186	-	469,838	67,186
Foreign exchange (loss) gain	(1,327)	16,174	(29,436)	(4,209)	(19,242)	5,523	790
Income (loss) before income taxes and gain from equity method investments	84,800	(255,761)	732,565	104,754	474,685	417,205	59,660
Income tax expenses	(82,547)	(21,467)	(388,933)	(55,617)	(234,229)	(557,510)	(79,723)
Gain from equity method investments	1,197	1,919	1,710	245	7,967	6,884	984
Net income (loss)	3,450	(275,309)	345,342	49,382	248,423	(133,421)	(19,079)
Net income attributable to noncontrolling interests	(14,546)	(16,471)	(20,056)	(2,868)	(65,223)	(67,518)	(9,655)
Net income attributable to redeemable non-controlling interests	-	(15,263)	(20,613)	(2,948)	-	(50,903)	(7,279)
Net (loss) income attributable to the VNET Group, Inc.	(11,096)	(307,043)	304,673	43,566	183,200	(251,842)	(36,013)
Accretion to redemption amount of redeemable non-controlling interests	-	(23)	(4,839)	(692)	-	(4,929)	(705)
Net (loss) profit attributable to the Company’s ordinary shareholders	(11,096)	(307,066)	299,834	42,874	183,200	(256,771)	(36,718)
			-
Loss (earnings) per share
Basic	(0.01)	(0.19)	0.17	0.02	0.11	(0.16)	(0.02)
Diluted	(0.01)	(0.19)	(0.00)	(0.00)	0.02	(0.16)	(0.02)
Shares used in (loss) earnings per share computation
Basic*	1,608,291,868	1,613,726,084	1,616,275,922	1,616,275,922	1,593,594,519	1,612,272,787	1,612,272,787
Diluted*	1,608,291,868	1,613,726,084	1,762,607,179	1,762,607,179	1,742,346,367	1,625,720,609	1,625,720,609

Loss (earnings) per ADS (6 ordinary shares equal to 1 ADS)
Basic	(0.06)	(1.14)	1.02	0.12	0.66	(0.96)	(0.12)
Diluted	(0.06)	(1.14)	(0.01)	(0.00)	0.12	(0.96)	(0.12)

* Shares used in (loss) earnings per share/ADS computation were computed under weighted average method.

VNET GROUP, INC.
RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS
(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Twelve months ended
	December 31, 2024	September 30, 2025	December 31, 2025		December 31, 2024	December 31, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	504,856	539,029	540,384	77,274	1,832,155	2,192,489	313,521
Plus: depreciation and amortization	414,364	511,334	596,766	85,336	1,500,348	2,024,390	289,484
Plus: share-based compensation expenses	4,652	384	507	73	4,886	1,196	171
Adjusted cash gross profit	923,872	1,050,747	1,137,657	162,683	3,337,389	4,218,075	603,176
Adjusted cash gross margin	41.1%	40.7%	42.3%	42.3%	40.4%	42.4%	42.4%

Operating expenses	(267,861)	(333,285)	(387,377)	(55,395)	(1,162,712)	(1,412,189)	(201,941)
Plus: share-based compensation expenses	38,243	1,899	7,191	1,028	143,671	24,582	3,515
Adjusted operating expenses	(229,618)	(331,386)	(380,186)	(54,367)	(1,019,041)	(1,387,607)	(198,426)

Operating profit	236,995	205,744	153,007	21,879	669,443	780,300	111,580
Plus: depreciation and amortization	441,447	550,248	644,349	92,141	1,611,760	2,172,124	310,610
Plus: share-based compensation expenses	42,895	2,283	7,698	1,101	148,557	25,778	3,686
Adjusted EBITDA	721,337	758,275	805,054	115,121	2,429,760	2,978,202	425,876
Adjusted EBITDA margin	32.1%	29.4%	30.0%	30.0%	29.4%	29.9%	29.9%

VNET GROUP, INC.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	December 31, 2024	September 30, 2025	December 31, 2025
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash generated from operating activities	572,236	809,817	546,424	78,136

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(1,492,972)	(2,184,378)	(1,809,905)	(258,813)
Purchases of intangible assets	(82,693)	(37,074)	(91,438)	(13,075)
Proceeds from (payments for) investments	22,087	(5,000)	1,380,795	197,451
Proceeds from disposal of a subsidiary, net	-	-	755,964	108,101
Proceeds from (payments for) other investing activities	177,418	(62,689)	(791,034)	(113,116)
Net cash used in investing activities	(1,376,160)	(2,289,141)	(555,618)	(79,452)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank borrowings	1,240,147	1,867,856	1,537,209	219,818
Repayments of bank borrowings	(366,664)	(231,432)	(486,814)	(69,613)
Payments for finance leases	(25,789)	(44,824)	(84,359)	(12,063)
Contribution from noncontrolling interest in subsidiaries	-	250,657	702,659	100,479
(Payments for) proceeds from other financing activities	(62,448)	299,027	461,622	66,011
Net cash generated from financing activities	785,246	2,141,285	2,130,316	304,632

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	17,784	(808)	(673)	(96)
Net (decrease) increase in cash, cash equivalents and restricted cash	(894)	661,152	2,120,450	303,220
Cash, cash equivalents and restricted cash at beginning of period	2,081,967	3,420,083	4,081,235	583,609
Cash, cash equivalents and restricted cash at end of period	2,081,073	4,081,235	6,201,685	886,829